SUB-ITEM 77D
SELIGMAN PORTFOLIOS, INC.

POLICIES WITH RESPECT TO SECURITY INVESTMENTS

The Board of Directors of Seligman Portfolios, Inc. eliminated the following non-fundamental restriction:

(g) None of the Portfolios may purchase securities of companies which, together with predecessors, have a record of less than three years' continuous operation, if as a result of such purchase, more than 5% of such Portfolio's net assets would then be invested in such securities; except that Seligman Communications and Information Portfolio, Seligman Frontier Portfolio, each of the Global Portfolios and Seligman High-Yield Bond Portfolio may each invest no more than 5% of total assets, at market value, in securities of companies which, with their predecessors, have been in operation less than three continuous years, excluding from this limitation securities guaranteed by a company that, including predecessors, has been in operation at least three continuous years. This restriction does not apply to Seligman Large-Cap Growth Portfolio, Seligman Large-Cap Value Portfolio or Seligman Small-Cap Value Portfolio.

G:/Treas/NSAR/SPI/Sub Item 77D 6-30-03